

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2011

Via E-Mail
Geoffrey L. Halberstadt
Corporate Secretary
Bryn Mawr Bank Corporation
801 Lancaster Avenue
Bryn Mawr, PA 19010

> **Re:** **Bryn Mawr Bank Corporation**
> **Registration Statement on Form S-3**
> **Filed September 30, 2011**
> **File No. 333-177109**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **File No. 000-15261**

Dear Mr. Halberstadt:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Selling Shareholder, page 16

1. For Hershey Trust Company, please disclose the natural person or persons who exercise sole or shared voting and dispositive powers over the shares being registered.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 9A. Controls and Procedures

Changes in Internal Control Over Financial Reporting, page 24

2.   You state that there were no <u>significant</u> changes to your internal control over financial reporting during the period ended December 31, 2010 that have materially affected or are reasonably likely to materially affect the corporation's internal control over financial reporting. Please be advised that Item 308(c) of Regulation S-K requires that you disclose <u>any</u> change in your internal control over financial reporting that occurred during the relevant period that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm that there were no such changes in your internal control over financial reporting during your fourth fiscal quarter of 2010. In addition, please provide us with a representation that you will conform your disclosures in future filings to comply with Item 308(c) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have questions or comments please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477. If you require further assistance, you may contact me at (202) 551-4707.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief